[On Hitachi Letterhead]

March 30, 2007

Hitachi, Ltd.

Re:	Form 20-F for Fiscal Year Ended March 31, 2006
File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated February 27, 2007, relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2006, filed on August 7, 2006.

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1. Your results of operations in certain instances merely reiterates what is presented on the face of the financial statements. In this regard, you disclose that cost of sales increased 6% in fiscal 2005 without an explanation of the factors that contributed to this increase. We further note that there are instances when you have discussed factors that contributed to year over year changes in line items, however your discussion is vague. In this regard, you disclose that revenues located in Asia increased 13% in fiscal 2005 due to an increase in sales of hard disk drives due to strong demand. In future filings, please revise to fully explain and quantify all factors that contributed to the year over year changes in line items, to the extent those changes are material.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Mr. Terence O’Brien	March 30, 2007

2. Notwithstanding the fact that you do not present segment disclosures pursuant to SFAS 131, we believe that your MD&A should provide a more comprehensive segment discussion in MD&A. Analysis of segment data, including revenues and cost of sales, should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A.

Although our disclosure of operating income (loss) by segment is not presented pursuant to U.S. accounting standards, we will provide analysis of the operating income (loss) of each segment pursuant to accounting standards generally accepted in Japan in future filings.

3. Please revise to discuss in MD&A the impact your other income and expense line item had on operations. In this regard, we note that this line item represented 23% of income before income taxes and minority interest. Although your footnotes 20 and 21 provide a breakdown of what is included in this line item, your MD&A discussion should describe any significant events or components of income or expense that materially impacted operations in order to understand your results of operations.

Other income decreased from ¥67,024 million in the fiscal year ended March 31, 2005, to ¥63,002 million in the year ended March 31, 2006. The decrease is largely due to the absence of the large gain from issuance of stock by Elpida Memory, Inc., which was recorded in the year ended March 31, 2005. The major components of other income in the year ended March 31, 2006, were gains resulting from the sales of shares of Hitachi High-Technologies Corporation, Hitachi Systems & Services, Ltd. and others. Other deductions, mainly comprise losses due to disposal of fixed assets, decreased from ¥11,796 million in the previous fiscal year to ¥3,639 million. We will add this discussion to MD&A in future filings.

4. We note that you recorded impairment losses for long-lived assets in each period presented “due primarily to a change in the extent or manner in which the assets were used.” This disclosure does not provide readers with an understanding of the specific facts and circumstances that led to the impairment. Please expand your disclosures in future filings to address why there was a change in the extent or manner in which the assets were used.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Mr. Terence O’Brien	March 30, 2007

5. In future filings, provide a more comprehensive discussion of your income tax expense, including why your deferred tax asset valuation allowance increased ¥85 billion during 2006.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

6. We note your disclosure on page 91 that discusses a goodwill impairment charge of ¥11.5 billion during 2005. Revise future filings to provide a more comprehensive discussion of the events and circumstances that led to the impairment of goodwill and the current status of the particular circumstances that led to the impairment. Also address the segment that this goodwill impairment related to and how this charge impacted the respective segment’s performance.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

F. Tabular Disclosure of Contractual Obligations, page 30

7. Include your interest commitments under your interest-bearing debt in your contractual obligation table on page 30, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of the year ended March 31, 2006, our interest commitments were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Payment of interests	65,866	18,242	28,278	14,965	4,381

We will add the interest payment schedules to the tables in future filings.

Mr. Terence O’Brien	March 30, 2007

G. Critical Accounting Policies

8. In future filings, please expand your discussion of critical accounting policies, specifically goodwill, pensions and your valuation allowance for deferred tax assets, to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Item 8. Financial Information

B. Significant Changes, page 45

9. With regards to the shut down of the Hamaoka power station, tell us and disclose the amount of damages Chubu Electric Power Co. is seeking and how much you have incurred or expect to incur in expenses for repairing the damaged turbines. Please tell us and disclose the amount, if any, you have accrued for these damages. Further, to the extent that it is reasonably possible that you will incur a loss greater than amounts already accrued, please disclose an estimate of this additional loss or range of loss, or state that such an estimate cannot be made. Refer to Paragraph 10 of SFAS 5.

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes.

As of August 7, 2006, when we submitted our Form 20-F for the fiscal year ended March 31, 2006, the cause of the turbine damage was uncertain and under investigation. Accordingly, we were unable to determine what, if any, liability had been incurred, and therefore in accordance with Paragraph 8 of SFAS 5 no accrual was made at that time. The accrued amount of the repair costs was included in our operating results for the semi-annual period ended September 30, 2006 and was recorded as part of cost of sales. We will update our disclosure in the MD&A portion of our next Form 20-F.

Although we may be liable for repair costs or consequential damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company, at the present time, we have not received a request for specified damages.

Mr. Terence O’Brien	March 30, 2007

Item 15. Controls and Procedures, page 63

10. We note your disclosure that your chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports its files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer ... is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

We confirm that for the fiscal year ended March 31, 2006, we had established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”)). We confirm that the disclosure controls and procedures were designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We will conform our disclosure in future filings.

11. In light of the fact that a material weakness existed with respect to insufficient internal regulations and manuals in relation to US GAAP, tell us supplementally and disclose in reasonable detail the basis for your conclusions that the Company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

As noted in response to Staff comment 10 above, we have established and maintain disclosure controls and procedures we believe are adequate to satisfy the requirements of Rule 13a-15(e) of the Exchange Act. We note that the material weakness with respect to insufficient internal regulations and manuals in relation to U.S. GAAP related to our internal control over financial reporting and we believe that this does not necessarily affect our determination regarding the effectiveness of our disclosure controls and procedures.

Mr. Terence O’Brien	March 30, 2007

For the period ended March 31, 2006, because we were not required to evaluate our internal control over financial reporting, our evaluation of disclosure controls and procedures did not necessarily consider an evaluation of our internal control over financial reporting in terms of Section 404 of the Sarbanes-Oxley Act.

Although we concluded that our disclosure controls and procedures were effective as of March 31, 2006, we sincerely considered a report of Ernst & Young ShinNihon as further help to improve our internal control over financial reporting. We recognize the relevance of the identified material weakness to our ability to comply with the requirement to ensure the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending March 31, 2007, and immediately began to implement the necessary reforms.

We have been reorganizing the Hitachi Group’s internal control structure in order to comply with the evaluation and disclosure of internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act beginning from the period ending March 31, 2007. We will evaluate our internal control over financial reporting as of the end of the fiscal year ending March 31, 2007, as required by Section 404 of the Sarbanes-Oxley Act.

Note (2) Basis of Presentation and Summary of Significant Accounting Policies

(b) Principles of Consolidation, page 73

12. We note your disclosure on page 73 that the application of FASB Interpretation No. 46 (as revised) did not have a material effect on the Company’s consolidated financial statements as of and for the year ended March 31, 2004. We further note disclosures throughout your Form 20-F regarding investments in affiliates that are (or were) accounted for under the equity method. Tell us how you considered the guidance in FIN 46R in determining whether or not your investments in any of these entities should be consolidated. Be as detailed in your response as necessary, making specific reference to the authoritative accounting literature to support your conclusions. Your response should include your consideration of individual investments including your ownership interest (%) and how you concluded that accounting under the equity method was appropriate.

Mr. Terence O’Brien	March 30, 2007

Our investments in affiliates, as well as our other business entities, are examined as variable interest entities (“VIE”) as defined in the FASB Interpretation No.46 (revised December 2003) “Consolidation of Variable Interest Entities” (“FIN46R”). In applying FIN46R, we, upon excluding entities that are exempt from this standard according to Paragraph 4 of FIN46R, examined the existence of entities that need to be consolidated using the following procedures.

1.	According to Paragraph 5 of FIN46R, if either the total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, or as a group the holders of the equity investment at risk lack a controlling financial interest in the entity, then the entity is a VIE. Therefore, in order to determine whether our affiliate investments are VIEs, we searched for entities to which those two factors apply.

a.	In order to determine whether or not equity investment is sufficient to permit the entity to finance its activities without the subordinated financial support of any parties as set forth in Paragraph 5-a, we referred to Paragraph 9, which states that an equity investment at risk of less than 10 percent of the entity’s total assets shall not be considered sufficient.

b.	When considering whether as a group the holders of the equity investment at risk held a controlling financial interest in the entity as set forth in Paragraph 5-b and c, we examined the number of voting rights held, whether we had an ability to make decisions about the entity’s activities that have a significant effect on the success of the entity through voting rights, whether the relationship includes the receipt of residual assets and the existence of business or technical contractual obligations.

2.	When considering whether to consolidate a VIE, we examined whether as a group we have a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both in accordance with Paragraph 14.

Of the variable interests (mainly debt securities and equity investment), we examined the ratio of voting rights and the existence of loan receivables, debt guarantees or any related guarantees of loans and business or technical contractual obligations from us or our subsidiaries. If we determined that we would not absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns, then we did not consolidate the entity and used the equity method to account for our interests.

Mr. Terence O’Brien	March 30, 2007

Using the standards set forth in 1. and 2. above, there were no VIEs among the entities subject to investments in affiliates that needed to be consolidated for the year ended March 31, 2004. Therefore, in applying FIN46R, there were no entities among our investments in affiliates that needed to be consolidated, and we determined that the equity method of accounting for our investments was appropriate.

As of March 31, 2004, we had 165 investments in affiliated companies that were accounted for under equity method. We evaluated all 165 investments using the standards described at 1. and 2. above. The following two prominent affiliates out of 165 investments are presented to illustrate how we evaluated individual investments.

1.	Hitachi Koki Co., Ltd. (36.91% owned by us)

First, we tested if the company had insufficient equity at risk. Its equity ratio as of March 31, 2004 was 86.76%, and therefore, we concluded that it had sufficient equity at risk.

Second, we tested if the holders of its equity investment at risk lacked defined characteristics of a controlling financial interest. The company had been public, its stock had been traded in the capital market and it issued common stock only, and therefore, we concluded that the holders had a controlling financial interest.

Accordingly, we concluded that our investment in Hitachi Koki Co., Ltd. should be accounted for using the equity method because it was not a VIE.

2.	Hitachi Kokusai Electric Inc. (38.08% owned by us)

First, we tested if the company had insufficient equity at risk. Its equity ratio as of March 31, 2004 was 43.65%, and therefore, we concluded that it had sufficient equity at risk.

Second, we tested if the holders of its equity investment at risk lacked defined characteristics of a controlling financial interest. The company had been public, its stock had been traded in the capital market and it issued common stock only, and therefore, we concluded that the holders had a controlling financial interest.

Accordingly, we concluded that our investment in Hitachi Kokusai Electric Inc. should be accounted for using the equity method because it was not a VIE.

Mr. Terence O’Brien	March 30, 2007

13. You indicate on page 29 that “In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., into itself. As a result, the revenues of TOKICO LTD. have been included in Hitachi’s consolidated statements of income for fiscal 2004.” Please provide us with more details surrounding this transaction, specifically address the terms of the merger such that consolidation was appropriate.

On October 1, 2004, we merged our equity-method affiliate TOKICO LTD., with Hitachi, Ltd. as the surviving company, and included the revenues of TOKICO LTD. since October 1, 2004 in our consolidated financial statements.

Please refer to note 28 to the consolidated financial statements that are included in the Form 20-F for the fiscal year ended March 31, 2006.

The effects of the merger on our consolidated financial position as of October 1, 2004 were not material. On a pro forma basis, our revenue, net income and per share information with an assumed merger date for TOKICO LTD. of April 1, 2004 and 2003 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2005 and 2004.

Note (3) Investments in Securities and Affiliated Companies, page 84

14. We note that you have unrealized losses related to your investments in securities and affiliated companies during 2006 that have been in a continuous loss position for 12 months or longer. We also note your disclosures in Note 2(f) which provides a general understanding of how you evaluate these investments for impairment. Given the increase in the gross losses related to securities that have been in a continuous unrealized loss position for more than 12 months, please expand future filings to provide the specific disclosures required by Paragraph 21 b of EITF 03-01.

We acknowledge the Staff’s comment and will revise the disclosure accordingly in future filings.

Note (11) Retirement and Severance Benefits, page 97

15. We note your disclosure that “Directors, Exec Officers and certain employee’s benefits are charged to income as paid as it is not practicable to compute the liability for future payment because amounts vary with circumstance.” Tell us and disclose the nature of these benefits and related payments, the circumstances surrounding these benefit payments and why you are unable to estimate and accrue the payments. Further tell us the authoritative literature which supports your accounting for these payments.

Mr. Terence O’Brien	March 30, 2007

According to certain of our policies regarding the retirement benefits for Directors, Executive Officers and certain employees, an individual’s basic retirement benefits may be supplemented from his distinguished service at the time of retirement based on his accomplishment or reduced depending on the circumstances (as noted in Item 6.B of Form 20-F). Since the evaluation is made at the time of an eligible employee’s retirements, it is not feasible to estimate the amount, if any, by which the retirement benefit may be increased in advance of the retirement date. The additional benefit, which is a one-time lump sum payment made in the same accounting period during which evaluation is made, is what we disclose in the note as “certain benefits”. We treated this additional benefit as a deferred compensation and accounted for it in accordance with the Accounting Principles Board Opinion No. 12, “Omnibus Opinion” Paragraph 6 to Paragraph 8. The amount of additional benefits paid as a result of such evaluations made at the time of retirement and charged to income for the fiscal year ended March 31, 2006 was ¥0.9 billion.

For the basic retirement benefit portion that was feasible to estimate the amount of retirement benefits for Directors, Executive Officers and certain employees, we accrued ¥19.6 billion as a liability as of March 31, 2006.

We will clarify the disclosure in future filings.

Note (17) Commitments and Contingencies, page 109

16. We note your rollforward of warranty activity for the years ended March 31, 2006 and 2005. Please revise your disclosure in future filings to separately present the rollforward information for the period ending March 31, 2004. Refer to Paragraph 14b of FIN45.

We acknowledge the Staff’s comment and will disclose rollforward of warranties for three year periods rather than two in future filings.

Note (21) Sales of Stock by Subsidiaries or Affiliated Companies, page 113

17. In future filings, please present the gains recognized for the sale of subsidiaries stock on the face of the income statement. Refer to Question 6 of SAB Topic 5:H and note that this presentation on the face of the income statement is without regard to materiality.

We acknowledge the Staff’s comment and will revise the disclosure in future filings to present the gains recognized for the sale of subsidiaries stock on the face of the income statement.

Mr. Terence O’Brien	March 30, 2007

General

18. We note from your website and public reports that you may have operations associated with Iran and Sudan, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. Your 20-F includes no information regarding contacts with Iran or Sudan. Please describe any contacts you have with Iran and Sudan, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran and Sudan, including through affiliates and other direct and indirect arrangements.

We have de minimis contacts in each of the five countries, Iran, the Sudan, Syria, North Korea and Cuba, designated as state sponsors of terrorism by the U.S. State Department. Total revenues received from all of the five countries combined were approximately ¥10 billion ($84 million), ¥8 billion ($67 million) and ¥4 billion ($37 million) for the years ended March 31, 2006, 2005 and 2004, respectively, which constitute approximately 0.1%, 0.09% and 0.05% of our consolidated revenues of respective fiscal year. We do not believe that the operations, either individually or in the aggregate, constitute a material investment risk to our security holders.

Revenues to these countries primarily comprise maintenance of thermal power plants, sales of turbo compressors for oil refining plants, induction motors for industrial plants, construction machinery, flat panel TVs and DVD cameras. In the year ended March 31, 2004, we recorded revenues amounted approximately ¥0.2 billion ($1.4 million) from sales in North Korea, which represent sales by Hitachi, Ltd. of nuclear power equipment through the Korean Peninsula Energy Development Organization, a multi-lateral organization established by the U.S., South Korea and Japan, following the agreement between the U.S. and North Korea aiming to freeze and ultimately dismantle North Korea’s nuclear program.

We have no assets or liabilities in any of these countries. Revenues during these periods were derived from sales to unaffiliated third parties by Hitachi, Ltd. and certain of our subsidiaries. The sales into these countries were immaterial to each of these entities.

We anticipate that our sales into the aforementioned countries will not change significantly in the near future, unless there is a dramatic change in the political and security climate in these countries. Due to the immaterial amount of sales into these countries both individually and in the aggregate, we do not believe that these operations constitute a material investment risk to our security holders.

Note: Dollar amounts in our answer to this Question 18 are calculated by approximate recent exchange rate, i.e., 118 yen per one dollar.

Mr. Terence O’Brien	March 30, 2007

19. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Sudan.

Your qualitative materiality analysis also should address whether the governments of Iran or Sudan, or entities controlled them, are your customers or receive cash or other financing in connection with your operations.

Please see our answer to Question 18 above for quantitative information and a discussion of our related materiality analysis. As indicated above, because the revenues from our sales to Iran, the Sudan, Syria, North Korea and Cuba constitute such an insignificant portion of our consolidated revenues, we believe that they are quantitatively immaterial to our business, financial condition and results of operations.

Likewise, from a qualitative perspective, we do not believe that our activities with Iran, the Sudan, Syria, North Korea and Cuba, either individually or in the aggregate, amount to the level of materiality that would affect the investment decision of a reasonable investor. Sales to these countries by both us and our subsidiaries consist largely of power plants, equipment for oil refining plants and industrial plants and consumer electronics as stated in our answer to Question 18 above.

Mr. Terence O’Brien	March 30, 2007

We have several layers of review over sales to these countries to ensure that no products are sold into these countries for military and/or weapons of mass destruction (“WMD”) purposes. We have internal rules that require all of our subsidiaries to comply with both the Foreign Exchange and Foreign Trade Law of Japan and the Export Administration Regulations in the U.S., as well as the applicable export regulations of the other countries in which we operate. Our subsidiaries’ compliance with these laws and regulations is monitored through periodic audits.

Additionally, our internal rules identify each of Iran, the Sudan, Syria, North Korea and Cuba as designated countries requiring all exports to these countries be subject to strict export control examinations with respect to the destination, customer identity, and purpose of use among other things. No sales are approved if there is a possibility that the purchasers have ties with terrorist organizations, or if there is any possibility that the product or service can be used for military and/or WMD purposes.

We do not believe that a reasonable investor would be surprised to learn that a large multi-national company such as Hitachi has sales throughout the world, including in the countries discussed herein, or that such an investor would be concerned by the minimal and lawful business described herein. Certain of these activities have been disclosed or described publicly, including through media reports or on our website. To our knowledge, there has been no detrimental impact on our reputation or share value due to these permissible activities.

Based on the foregoing, particularly because (i) the size and nature of our activities in these countries discussed are so limited, (ii) our sales to these countries are heavily regulated and consist of products and services, such as construction machinery and public infrastructure products, which one would generally expect to be sold into developing nations, and (iii) we do not sell military use products into these countries, we do not believe that our operations in Iran, the Sudan, Syria, North Korea and Cuba, either individually or in the aggregate, are material from either a qualitative or quantitative perspective.

Please contact Theodore Paradise or Jeremy Entwisle of Davis Polk & Wardwell, our outside US counsel, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer Hitachi, Ltd.